OMB APPROVAL
OMB NUMBER 3235-0058
EXPIRES: March 31, 2006
Estimates Average Burden
Hours per response…..2.50

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	CUSIP NUMBER
☐ Form N-CSR

For Period Ended:	December 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q

☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR

☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
Registrant Information

Full name of registrant: CSI BUSINESS FINANCE, INC.
Former name if applicable: Health Express USA, Inc.

Address of Principal Executive Office (Street and number): 109 North Post Oak Lane, Suite 422

City, state and zip code: Houston, Texas 77024

Part II
Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unforeseeable circumstances, which caused a delay in preparing the financial statements for the fiscal year ended December 31, 2005, the Registrant respectfully requests an extension of the filing date of its Annual Report on Form 10-KSB for the period ended December 31, 2005.

PART IV
Other Information

(1)	Name and telephone number of person to contact in regard to this notification:
Timothy J. Connolly	(713)	621-2737
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes	☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CSI BUSINESS FINANCE, INC.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2006	By:	/s/ Timothy J. Connolly
Timothy J. Connolly, CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).